Exhibit 99.1

SAP Q4 2018 Quarterly Statement

SAP Hits or Exceeds All Raised Outlook Metrics

Targets More Than 3x Cloud Revenue by 2023

- Cloud Subscription and Support Revenue Up 32% (IFRS) and Up 38% (Non-IFRS at Constant Currencies) in FY 2018
- Cloud Backlog Increased 30%, Exceeding €10 Billion at Year-End
- Cloud and Software Revenue Up 5% (IFRS) and Up 10% (Non-IFRS at Constant Currencies) in FY 2018
- Cloud and Software Order Entry Exceeds €10 Billion, Up 14% at Constant Currencies in FY 2018
- Operating Profit Up 17% (IFRS) and Up 10% (Non-IFRS at Constant Currencies) in FY 2018
- Guiding for Up to 39% Non-IFRS Cloud Subscription and Support Revenue Growth and Up to 10% Non-IFRS Cloud and Software Revenue Growth in 2019 at Constant Currencies
- Guiding for Up to 11.5% Non-IFRS Operating Profit Growth in 2019 at Constant Currencies – Faster Than Total Revenue Growth
- Targeting More Than €35 Billion in Total Revenue by 2023

Cloud & Software Revenue

in € millions

FY17
FY18
19,549
20,622
19,552
20,655
IFRS
+5%
Non-IFRS
+6% (+10% cc)

Operating Profit

in € millions

FY17
FY18
4,877
5,705
6,769
7,165
IFRS
+17%
Non-IFRS
+6% (+10% cc)

Cloud Subscriptions & Support Revenue

in € millions

IFRS	Non-IFRS
4,993	5,027
+32%	+33% (+38% cc)

Share of More Predictable Revenue

in percent of total revenue

FY 2018

65%

+2 p.p.

Total Revenue

in € millions

IFRS	Non-IFRS
24,708	24,741
+5%	+5% (+11% cc)

"In 2018, SAP hit or exceeded all guidance metrics even after multiple raises. With Qualtrics joining SAP, we are now poised to revolutionize the business software industry with Experience Management. With a consistent track record of unprecedented growth behind us, we are leading our stakeholders forward to bridge the experience gap. Our strategy is innovative, complete and alone at the forefront of the experience economy."

Bill McDermott, CEO

"SAP remains a beacon of growth and stability. New order entry surged 18% in Q4, taking the total for the full year to over €10 billion for the first time ever. This stellar business momentum sets us up perfectly for continued strong profitable growth in 2019 and beyond, while we expect our cloud growth will continue to outperform our business software cloud peers."

Luka Mucic, CFO

THE BEST RUN SAP

Walldorf, Germany – January 29, 2019

SAP SE (NYSE: SAP) today announced its preliminary financial results for the fourth quarter ended December 31, 2018.

Business Performance

Financial Highlights(1)

Full Year 2018

Even after multiple guidance raises during the year SAP met or exceeded all of its 2018 outlook metrics.

For the full year new cloud bookings were €1.81 billion, up 25% (up 28% at constant currencies). Cloud subscriptions and support backlog increased 30%, reaching €10 billion at year-end. Cloud subscriptions and support revenue was €4.99 billion (IFRS) or €5.21 billion (non-IFRS at constant currencies), achieving the full year outlook (€5.15 to €5.25 billion non-IFRS at constant currencies). Software revenue decreased 5 % year over year to €4.65 billion (IFRS), flat year over year (non-IFRS at constant currencies). New cloud and software license order entry exceeded €10 billion and grew by 14% at constant currencies year over year in the full year. Cloud and software revenue was €20.62 billion (IFRS) or €21.58 billion (non-IFRS at constant currencies), exceeding the full year outlook (€21.15 to €21.35 billion non-IFRS at constant currencies). Total revenue was €24.71 billion (IFRS) or €25.96 billion (non-IFRS at constant currencies), exceeding the full year outlook (€25.20 to €25.50 billion non-IFRS at constant currencies).

SAP’s rapidly expanding cloud business together with solid growth in support revenue continued to drive the share of more predictable revenue. The total of non-IFRS cloud subscriptions & support revenue and non-IFRS software support revenue was 65% of non-IFRS total revenue for the full year 2018, up 2 percentage points.

For the full year, operating profit was €5.71 billion (IFRS) or €7.48 billion (non-IFRS at constant currencies), achieving the full year outlook (€7.425 to €7.525 billion non-IFRS at constant currencies). Earnings per share increased 2% to €3.42 (IFRS) and decreased 2% to €4.35 (non-IFRS).

Operating cash flow for the full year was €4.30 billion, a decrease of 15% year over year. Free cash flow decreased 25% year over year to €2.84 billion. At year end, net liquidity was –€2.49 billion.

Fourth Quarter 2018

In the fourth quarter, new cloud bookings were €736 million, up 25% (23% at constant currencies). Cloud subscriptions and support revenue grew 41% year over year to €1.41 billion (IFRS), up 40% (non-IFRS at constant currencies). Software revenue grew 1% year over year to €2.09 billion (IFRS), up 8% (non-IFRS at constant currencies). New cloud and software license order entry grew 18% at constant currencies year over year. Cloud and software revenue grew 9% year over year to €6.32 billion (IFRS), up 11% (non-IFRS at constant currencies). Total revenue grew 9% year over year to €7.43 billion (IFRS), up 13% (non-IFRS at constant currencies).

In the fourth quarter operating profit increased by 22% year over year to €2.40 billion (IFRS), up 8% (non-IFRS at constant currencies). Earnings per share decreased 8% to €1.41 (IFRS) and decreased 15% to €1.51 (non-IFRS).

(1)  Q4 and full year 2018 results were significantly impacted by the adoption of IFRS 15, hyperinflation in Venezuela and Argentina and Callidus as well as other acquisitions. For details, please refer to sections ‘Accounting Policy Disclosures’ on page 33, ‘Impact of Hyperinflation’ and ‘Business Combinations on page 34.

Segment Performance Fourth Quarter 2018

SAP’s three reportable segments “Applications, Technology & Services”, “Customer Experience” and “SAP Business Network” showed the following performance.

Applications, Technology & Services (ATS)

In the fourth quarter, segment revenue in ATS was up 6% to €6.26 billion year over year (up 10% at constant currencies). Solutions which contributed to this growth in the fourth quarter are listed below.

SAP S/4HANA

SAP S/4HANA is at the core of the Intelligent Enterprise. With S/4HANA, customers automate more and more of their business processes enabling employees to focus on higher-value tasks. It detects patterns, predicts outcomes and suggests actions empowering companies across all industries to reinvent their business models for the digital economy.

S/4HANA adoption grew to approximately 10,500 customers, up 33% year over year. In the fourth quarter, more than 40% of the additional S/4HANA customers were net new.

S/4HANA continues to be selected by world-class global companies, including Verizon Wireless, Cargill, Infosys, and Nestlé. Hilti and Haribo went live with S/4HANA this quarter. A growing number of companies including Sonos have chosen S/4HANA in the Cloud. Hitachi High Technologies went live on S/4HANA Cloud in the fourth quarter.

Human Capital Management (HCM)

SAP delivers total workforce management across both permanent and contingent labor. The SAP SuccessFactors suite is localized for 94 countries and 42 languages.

SAP SuccessFactors Employee Central, which is the flagship of SAP’s HCM offerings, added more than 250 customers in the quarter and has now more than 3,000 customers globally. Competitive wins included Volkswagen, Volvo, Stadt Zürich, Yahoo Japan, and State of Illinois. Commerzbank went live with SAP SuccessFactors Employee Central in the fourth quarter.

In Q4, SAP SuccessFactors was named a 2018 Gartner Peer Insights Customers’ Choice in the Cloud HCM Suites for Midmarket and Large Enterprises category.

SAP Leonardo

SAP Leonardo brings together cutting-edge technologies — AI, Machine Learning, IoT, Big Data, Advanced Analytics and Blockchain — with deep process and industry expertise, delivering completely new ways of working and powering the Intelligent Enterprise.

Companies like Barclaycard are among many others that adopted SAP Leonardo solutions in the fourth quarter.

SAP Digital Platform

SAP Digital Platform includes SAP Cloud Platform and SAP Data Management Solutions. With SAP HANA’s data rich and real-time in-memory architecture as the foundation, this represents a massive opportunity to drive full use of HANA.

The SAP Cloud Platform facilitates new app development, extensions and seamless integration. It orchestrates “hybrid” customer landscapes across on premise and cloud.

The SAP Data Hub is the “enterprise control tower” bringing together multi-source data including unstructured to provide a 360-degree view of all company data and manages compliance and governance policies from one central location.

Gartner recently recognized SAP as a strong leader in its Magic Quadrant for Operational Database Management Systems (OPDMS) for the 6th consecutive year.

Vorwerk & Co. and Sichuan Changhong Electric adopted SAP’s Digital Platform solutions in the fourth quarter.

Customer Experience

In the fourth quarter, SAP’s C/4HANA customer experience solutions achieved triple-digit growth in cloud subscription revenue year over year. Segment revenue in Customer Experience was up 52% to €349 million year over year (up 50% at constant currencies). The Callidus acquisition is reflected in these segment numbers.

SAP’s C/4HANA solutions serve a wide range of industries across both B2C and B2B and enable businesses to manage their entire front office: marketing, sales, commerce, service, customer data cloud — seamlessly and in real-time.

C/4HANA provides companies with a single, complete view of their customer across all channels and connects demand to the fulfillment engine in one end-to-end value chain.

McLaren Group, National Geographic, Prada, Rubbermaid and Dyson were among those that chose SAP’s C/4HANA solutions this quarter.

SAP Business Network(2)

In the fourth quarter, segment revenue in SAP Business Network was up 26% to €721 million year over year (up 24% at constant currencies).

With the SAP Business Network SAP provides collaborative commerce capabilities (SAP Ariba), effortless travel and expense processing (SAP Concur) and flexible workforce management (SAP Fieldglass). SAP Business Network is the largest commerce platform in the world with more than $2.9 trillion in global commerce annually transacted in more than 180 countries. Uber and Coca Cola European Partners chose SAP’s Business Network Solutions in the fourth quarter.

Segment Results at a Glance

Segment Performance Fourth Quarter 2018

	Applications, Technology & Services			SAP Business Network			Customer Experience
€ million, unless otherwise stated (Non-IFRS)	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.
Cloud subscriptions and support	652	39	38	601	30	28	160	>100	>100
Segment revenue	6,264	6	10	721	26	24	349	52	50
Segment profit	2,926	5	7	147	46	38	102	36	32
Cloud subscriptions and support gross margin (in %)	45	–1pp	–3pp	78	1pp	1pp	64	3pp	2pp
Segment margin (in %)	47	0pp	–2pp	20	3pp	2pp	29	–3pp	–4pp

Regional Revenue Performance Fourth Quarter 2018

SAP had a solid performance in the EMEA region with cloud and software revenue increasing 6% (IFRS) and 7% (non-IFRS at constant currencies). Cloud subscriptions and support revenue was strong and grew by 40% (IFRS) and 39% (non-IFRS at constant currencies) with Germany, Spain and Middle East and Africa being highlights. In addition, SAP had strong software revenue growth in the UK, Italy and Sweden.

SAP had an exceptional performance in the Americas region. Cloud and software revenue increased by 14% (IFRS) and increased by 20% (non-IFRS at constant currencies). Cloud subscriptions and support revenue increased by 41% (IFRS) and 38% (non-IFRS at constant currencies). The United States, Brazil and Mexico were highlights for both cloud subscriptions and support revenue as well as software revenue.

In the APJ region, SAP had a solid performance. Cloud and software revenue was up by 5% (IFRS) and grew by 6% (non-IFRS at constant currencies). Cloud subscriptions and support revenue was exceptional and grew by 48% (IFRS) and 50% (non-IFRS at constant currencies). Greater China and Japan had strong quarters in both cloud subscriptions and support revenue and software revenue.

(2)  For details on the performance of our segments please refer to pages 16-23.

Financial Results at a Glance

Fourth Quarter 2018

	IFRS			Non-IFRS(1)
€ million, unless otherwise stated	Q4 2018	Q4 2017	∆ in %	Q4 2018	Q4 2017	∆ in %	∆ in % const. curr.
New Cloud Bookings(2)	N/A	N/A	N/A	736	591	25	23
Cloud subscriptions and support revenue	1,406	995	41	1,413	997	42	40
Software licenses and support revenue	4,914	4,812	2	4,914	4,812	2	5
Cloud and software revenue	6,320	5,807	9	6,327	5,809	9	11
Total revenue	7,428	6,805	9	7,434	6,807	9	13
Share of predictable revenue (in %)	57	55	2pp	57	55	2pp
Operating profit	2,401	1,964	22	2,547	2,364	8	8
Profit after tax	1,692	1,864	–9	1,803	2,133	–15
Basic earnings per share (€)	1.41	1.54	–8	1.51	1.77	–15
Number of employees (FTE, December 31)	96,498	88,543	9	N/A	N/A	N/A	N/A

Full Year 2018

	IFRS			Non-IFRS(1)
€ million, unless otherwise stated	Q1–Q4 2018	Q1–Q4 2017	∆ in %	Q1–Q4 2018	Q1–Q4 2017	∆ in %	∆ in % const. curr.
New Cloud Bookings(2)	N/A	N/A	N/A	1,814	1,448	25	28
Cloud subscriptions and support revenue	4,993	3,769	32	5,027	3,771	33	38
Software licenses and support revenue	15,628	15,780	–1	15,629	15,780	–1	4
Cloud and software revenue	20,622	19,549	5	20,655	19,552	6	10
Total revenue	24,708	23,461	5	24,741	23,464	5	11
Share of predictable revenue (in %)	65	63	2pp	65	63	2pp
Operating profit	5,705	4,877	17	7,165	6,769	6	10
Profit after tax	4,089	4,046	1	5,200	5,346	–3
Basic earnings per share (€)	3.42	3.35	2	4.35	4.43	–2
Number of employees (FTE, December 31)	96,498	88,543	9	N/A	N/A	N/A	N/A

(1) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

(2) As this is an order entry metric, there is no IFRS equivalent.

Due to rounding, numbers may not add up precisely.

Business Outlook 2019

Reflecting SAP’s strong cloud and overall business momentum as well as the Qualtrics acquisition with a January 23rd, 2019 closing date, the Company is providing the following 2019 outlook:

•         Non-IFRS cloud subscriptions and support revenue is expected to be in a range of €6.7 – €7.0 billion at constant currencies (2018: €5.03 billion), up 33% – 39% at constant currencies.

•         Non-IFRS cloud and software revenue is expected to be in a range of €22.4 – €22.7 billion at constant currencies (2018: €20.66 billion), up 8.5% – 10% at constant currencies.

•         Non-IFRS operating profit is expected to be in a range of €7.7 – €8.0 billion at constant currencies (2018: €7.16 billion), up 7.5% – 11.5% at constant currencies.

In addition, SAP expects total revenues to increase strongly, at a rate slightly lower than operating profit.

The comparative numbers for 2018 do not include Qualtrics. Callidus revenue and profits are included in the comparative numbers from the April 5th, 2018 acquisition close date.

While SAP’s full-year 2019 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q1 and FY 2019 expected currency impacts.

Expected Currency Impact Based on December 2018 Level for the Rest of the Year

In percentage points	Q1	FY
Cloud subscriptions and support	+5pp to +7pp	+1pp to +3pp
Cloud and software	+2pp to +4pp	0pp to +3pp
Operating profit	+5pp to +7pp	+1pp to +3pp

Ambition 2020 and 2023

Looking beyond 2019, SAP is updating its 2020 ambition last provided in July 2018. This update reflects the Company’s consistent fast growth in the cloud, strong cloud & software momentum and operating profit expansion as well as the Qualtrics acquisition. The Company is also introducing a 2023 ambition. All numbers are based on 2018 currencies.

Ambition 2020

In 2020 SAP now expects:

•         €8.6 - €9.1 billion non-IFRS cloud subscriptions and support revenue (previously €8.2 - €8.7 billion)

•         €28.6 - €29.2 billion non-IFRS total revenue (previously €28.0 - €29.0 billion)

SAP also continues to expect:

•         €8.5 - €9.0 billion non-IFRS operating profit

•         The share of more predictable revenue (defined as the total of cloud subscriptions & support revenue and software support revenue) in a range of 70% - 75%

Ambition 2023

Over the next five years the company expects to:

•         More than triple non-IFRS cloud subscription and support revenue (2018: €5.03 billion)

•         Grow to more than €35 billion in non-IFRS total revenue (2018: €24.74 billion)

•         Grow non-IFRS operating profit at a compound annual growth rate (CAGR) of 7.5% - 10% (2018: €7.16 billion)

•         Approach a share of more predictable revenue of 80%

SAP will discuss the key drivers behind the long-term growth aspirations at its Capital Markets Day in New York on February 7th, 2019 and in its Integrated Report 2018 and its 2018 Annual Report on form 20-F, each which is scheduled to be published on February 28th, 2019.

Increased Focus on Key Strategic Growth Areas

In 2019, SAP will further increase focus on its  key strategic growth areas. For the first time since 2015, SAP will execute a company-wide restructuring program to further simplify company structures and processes and to ensure its organizational setup, skills set and resource allocation continue to meet evolving customer demand. Restructuring expenses are projected to be €800 million to €950 million, the vast majority of which will be recognized in the first quarter 2019. Excluding restructuring expenses, the program is expected to provide a minor cost benefit in 2019 and €750 million to €850 million in annual cost savings as of 2020 that will fuel investments into strategic growth areas. The expected cost savings and reinvestment are fully reflected in SAP’s financial outlook and ambitions.

IFRS 16

As of January 1st, 2019, SAP adopted the new IFRS standard on lease accounting (IFRS 16 ‘Leases’). Under the IFRS 16 adoption method chosen by SAP, prior years are not restated to conform to the new policies. Consequently, the year over year changes in profit, assets and liabilities and cash flows in 2019 will be impacted by the new policies.

The actual impact of IFRS 16 on our profits depends not only on the lease agreements in effect at the time of adoption but also on new lease agreements entered into or terminated in 2019. Based on SAP’s current lease volumes, the Company expects the full year 2019 impact of IFRS 16 on profit as follows:

•                  Operating expenses and consequently operating profit are expected to experience a benefit of substantially less than €0.1 billion.

•                  Finance costs are expected to increase and net financial income is consequently expected to decrease by an amount very similar to the benefit in operating profit.

•                  Thus, the impact on profit before tax, profit after tax and earnings per share is expected to be inconsequential.

IFRS 16 is also expected to impact SAP’s cash flow statement: operating cash flow for full year 2019 is expected to increase and cash flow from financing activities is expected to decrease by approx. €0.3 - €0.4 billion. SAP plans to adjust the definition of its Free Cash Flow metric in a way that it is not affected by this change in cash flow classification.

More disclosures on our adoption of IFRS 16 will be provided in our Consolidated Financial Statements 2018 which will be part of our Integrated Report and our Annual Report on Form 20-F. Further insight into the IFRS 16 impact on SAP’s financials in 2019 will be provided in the respective Quarterly Statements and the 2019 Half Year Report as well as the 2019 Integrated Report.

Additional Information

This Quarterly Statement and all information herein is unaudited.

The 2018 Integrated Report and Annual Report on Form 20-F will be published on February 28th, 2019 and will be available for download at www.sapintegratedreport.com.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

Definition of key growth metrics

New cloud bookings is the total of all orders received in a given period the revenue from which is expected to be classified as cloud subscription and support revenue and that result from purchases by new customers and from incremental purchases by existing customers. Consequently, orders to renew existing contracts are not included in this metric. The order amount must be committed. Consequently, due to their pay-per-use nature, business network transaction fees which do not include a committed minimum consumption are not reflected in the bookings metric (e.g. SAP Ariba and SAP Fieldglass transaction-based fees). Amounts included in the measures are generally annualized (annualized contract value ACV).

Cloud subscription and support backlog represents expected future cloud subscriptions & support revenue that is contracted but not yet invoiced and thus not recorded in deferred revenue.

New cloud and software license order entry is the total of new cloud order entry and software license order entry. The new cloud order entry metric is identical to the new cloud bookings metric defined above except that it considers the total contract value (TCV) of the orders where the new cloud bookings metric considers the orders’ annualized contract value (ACV). Software license order entry is the total of all orders received in a given period the revenue from which is expected to be classified as software license revenue. The support services commonly sold with the software licenses are not included in the software license order entry metric.

SAP Business Network commerce is the total commerce transacted on the Ariba, Concur and Fieldglass Networks in the trailing 12 months. Ariba commerce includes procurement and sourcing spend.

Webcast

SAP senior management will host a press conference in Walldorf today at 10:00 AM (CET) /9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by a financial analyst conference call at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the full-year and quarterly results can be found at www.sap.com/investor.

About SAP

As the cloud company powered by SAP HANA®, SAP is the market leader in enterprise application software, helping companies of all sizes and in all industries run at their best. Our machine learning, IoT, and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. Our end-to-end suite of applications and services enable more than 425,000 business and public customers to operate profitably, adapt continuously, and make a difference. For more information, visit www.sap.com.

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Stefan Gruber	+49 (6227) 7-44872	investor@sap.com, CET

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Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2017	Q2 2017	Q3 2017	Q4 2017	TY 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	TY 2018
Revenues
Cloud subscriptions and support (IFRS)	905	932	937	995	3,769	1,070	1,213	1,304	1,406	4,993
Cloud subscriptions and support (non-IFRS)	906	932	938	997	3,771	1,072	1,227	1,315	1,413	5,027
% change — yoy	34	29	22	21	26	18	32	40	42	33
% change constant currency — yoy	30	27	27	28	28	31	40	41	40	38
Software licenses (IFRS)	691	1,090	1,033	2,058	4,872	625	996	937	2,089	4,647
Software licenses (non-IFRS)	691	1,090	1,033	2,058	4,872	625	996	937	2,089	4,647
% change — yoy	13	5	0	–5	0	–10	–9	–9	1	–5
% change constant currency — yoy	10	4	3	–1	2	–2	–5	–8	8	0
Software support (IFRS)	2,731	2,736	2,687	2,754	10,908	2,656	2,735	2,765	2,825	10,981
Software support (non-IFRS)	2,731	2,736	2,687	2,754	10,908	2,656	2,735	2,765	2,826	10,982
% change — yoy	7	5	1	0	3	–3	0	3	3	1
% change constant currency — yoy	3	4	4	5	4	5	7	6	3	5
Software licenses and support (IFRS)	3,422	3,826	3,720	4,812	15,780	3,281	3,731	3,702	4,914	15,628
Software licenses and support (non-IFRS)	3,422	3,826	3,720	4,812	15,780	3,281	3,731	3,702	4,914	15,629
% change — yoy	8	5	1	–2	2	–4	–2	0	2	–1
% change constant currency — yoy	5	4	4	2	4	4	3	2	5	4
Cloud and software (IFRS)	4,328	4,757	4,657	5,807	19,549	4,351	4,944	5,007	6,320	20,622
Cloud and software (non-IFRS)	4,328	4,757	4,658	5,809	19,552	4,353	4,958	5,017	6,327	20,655
% change — yoy	12	9	5	1	6	1	4	8	9	6
% change constant currency — yoy	9	8	8	6	8	9	10	10	11	10
Total revenue (IFRS)	5,285	5,782	5,590	6,805	23,461	5,261	5,999	6,020	7,428	24,708
Total revenue (non-IFRS)	5,285	5,782	5,590	6,807	23,464	5,262	6,014	6,031	7,434	24,741
% change — yoy	12	10	4	1	6	0	4	8	9	5
% change constant currency — yoy	8	9	8	6	8	9	10	10	13	11
Share of predictable revenue (IFRS, in %)	69	63	65	55	63	71	66	68	57	65
Share of predictable revenue (non-IFRS, in %)	69	63	65	55	63	71	66	68	57	65

Profits
Operating profit (IFRS)	673	926	1,314	1,964	4,877	1,025	1,044	1,236	2,401	5,705
Operating profit (non-IFRS)	1,198	1,570	1,637	2,364	6,769	1,235	1,640	1,742	2,547	7,165
% change	8	4	0	0	2	3	4	6	8	6
% change constant currency	2	3	4	6	4	14	12	11	8	10
Profit after tax (IFRS)	528	664	990	1,864	4,046	708	718	972	1,692	4,089
Profit after tax (non-IFRS)	884	1,117	1,211	2,133	5,346	868	1,171	1,358	1,803	5,200
% change	16	14	11	17	15	–2	5	12	–15	–3

Margins
Cloud subscriptions and support gross margin (IFRS, in %)	57.7	56.0	54.8	55.4	56.0	59.3	58.3	58.6	58.3	58.6
Cloud subscriptions and support gross margin (non-IFRS, in %)	64.6	62.4	60.8	61.0	62.2	63.2	63.6	63.5	62.2	63.1
Software license and support gross margin (IFRS, in %)	83.3	85.3	86.2	87.8	85.8	85.7	85.8	86.0	88.3	86.6
Software license and support gross margin (non-IFRS, in %)	85.1	86.6	87.3	88.6	87.0	86.4	87.0	87.1	88.7	87.4
Cloud and software gross margin (IFRS, in %)	77.9	79.6	79.9	82.2	80.1	79.2	79.0	78.9	81.6	79.8
Cloud and software gross margin (non-IFRS, in %)	80.8	81.8	82.0	83.9	82.2	80.7	81.2	80.9	82.8	81.5
Gross margin (IFRS, in %)	66.7	69.0	70.1	73.2	69.9	68.5	68.6	68.3	72.9	69.8
Gross margin (non-IFRS, in %)	69.9	71.5	72.5	75.2	72.5	70.2	71.5	71.0	74.0	71.8
Operating margin (IFRS, in %)	12.7	16.0	23.5	28.9	20.8	19.5	17.4	20.5	32.3	23.1
Operating margin (non-IFRS, in %)	22.7	27.2	29.3	34.7	28.9	23.5	27.3	28.9	34.3	29.0
AT&S segment — Cloud subscriptions and support gross margin (in %)	52	50	50	47	49	50	50	48	45	48
AT&S segment — Gross margin (in %)	71	73	74	77	74	71	73	72	75	73
AT&S segment — Segment margin (in %)	36	41	42	47	42	36	41	42	47	42
SAP BN segment — Cloud subscriptions and support gross margin (in %)	77	77	76	77	77	77	77	78	78	78
SAP BN segment — Gross margin (in %)	67	68	68	68	68	69	69	69	69	69

€ millions, unless otherwise stated	Q1 2017	Q2 2017	Q3 2017	Q4 2017	TY 2017	Q1 2018	Q2 2018	Q3 2018	Q4 2018	TY 2018
SAP BN segment — Segment margin (in %)	16	17	18	18	17	17	20	23	20	20
SAP CEC Segment — Cloud subscriptions and support gross margin (in %)	66	61	51	61	59	66	69	68	64	67
SAP CEC Segment — Gross margin (in %)	75	79	76	87	80	78	78	76	81	79
SAP CEC Segment — Segment margin (in %)	–16	6	12	33	13	5	3	9	29	14

Key Profit Ratios
Effective tax rate (IFRS, in %)	21.5	27.3	28.8	9.2	19.5	28.3	29.5	24.1	26.9	27.0
Effective tax rate (non-IFRS, in %)	26.1	28.2	29.4	13.1	22.8	27.6	27.5	24.0	26.8	26.4

Earnings per share, basic (IFRS, in €)	0.43	0.56	0.82	1.54	3.35	0.59	0.60	0.81	1.41	3.42
Earnings per share, basic (non-IFRS, in €)	0.73	0.93	1.00	1.77	4.43	0.73	0.98	1.14	1.51	4.35

Order Entry
New Cloud Bookings	215	340	302	591	1,448	245	421	411	736	1,814
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)	35	32	27	31	31	20	32	28	33	30
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)	31	31	30	31	31	39	31	35	28	32
Contract liabilities / deferred income (current)	6,215	4,898	3,531	2,771	2,771	5,046	4,867	3,600	3,047	3,047
Orders — Number of on-premise software deals (in transactions)	13,115	14,361	13,889	17,782	59,147	13,549	14,538	13,794	16,649	58,530
Share of orders greater than €5 million based on total software order entry volume (in %)	27	31	29	30	30	18	29	22	35	29
Share of orders smaller than €1 million based on total software order entry volume (in %)	46	40	41	37	40	50	41	42	33	39

Liquidity and Cash Flow
Net cash flows from operating activities	2,872	642	611	920	5,045	2,578	407	499	818	4,302
Free cash flow	2,581	322	258	609	3,770	2,151	16	171	505	2,843
% of total revenue (IFRS)	49	6	5	9	16	41	0	3	7	12
% of profit after tax (IFRS)	487	48	26	33	93	304	2	18	30	70
Group liquidity, gross	7,345	4,927	4,960	4,785	4,785	8,270	4,688	4,738	8,838	8,838
Group debt	–7,805	–6,716	–6,667	–6,264	–6,264	–7,723	–7,660	–7,521	–11,331	–11,331
Group liquidity, net	–460	–1,789	–1,706	–1,479	–1,479	546	–2,972	–2,784	–2,493	–2,493
Days’ sales outstanding (DSO, in days)(1)	72	72	72	70	70	68	68	68	70	70

Financial Position
Cash and cash equivalents	5,937	4,236	4,220	4,011	4,011	7,598	4,515	4,507	8,627	8,627
Goodwill	23,091	21,949	21,353	21,271	21,271	20,856	23,395	23,512	23,725	23,725
Total assets	47,707	42,881	41,408	42,484	42,484	45,463	45,480	45,621	51,685	51,685
Equity ratio (total equity in % of total assets)	56	57	59	60	60	56	57	59	56	56

Non-Financials
Number of employees (quarter end)(2)	85,751	87,114	87,874	88,543	88,543	91,120	93,846	94,989	96,498	96,498
Employee retention (in %, rolling 12 months)	94.4	94.7	94.5	94.6	94.6	94.4	94.3	94.1	93.9	93.9
Women in management (in %, quarter end)	24.8	25.0	25.2	25.4	25.4	25.6	25.8	25.9	25.7	25.7
Greenhouse gas emissions (in kilotons)	100	55	80	90	325	100	75	65	70	310

(1) Days’ sales outstanding measures the average number of days from the raised invoice to cash receipt from the customer. We calculate DSO by dividing the average invoiced trade receivables balance of the last 12 months by the average monthly cash receipt of the last 12 months.

(2) In full-time equivalents.

Due to rounding, numbers may not add up precisely.

Consolidated Income Statements of SAP Group (IFRS) – Quarter

€ millions, unless otherwise stated	Q4 2018	Q4 2017	∆ in %
Cloud subscriptions and support	1,406	995	41
Software licenses	2,089	2,058	1
Software support	2,825	2,754	3
Software licenses and support	4,914	4,812	2
Cloud and software	6,320	5,807	9
Services	1,108	998	11
Total revenue	7,428	6,805	9

Cost of cloud subscriptions and support	–586	–443	32
Cost of software licenses and support	–574	–588	–2
Cost of cloud and software	–1,160	–1,031	13
Cost of services	–850	–792	7
Total cost of revenue	–2,010	–1,823	10
Gross profit	5,417	4,981	9
Research and development	–945	–878	8
Sales and marketing	–1,794	–1,869	–4
General and administration	–267	–255	5
Restructuring	7	–8	<-100
Other operating income/expense, net	–17	–8	>100
Total operating expenses	–5,027	–4,840	4
Operating profit	2,401	1,964	22

Other non-operating income/expense, net	2	–30	<-100
Finance income	102	191	–46
Finance costs	–189	–71	>100
Financial income, net	–87	119	<-100
Profit before tax	2,316	2,053	13

Income tax expense	–624	–189	>100
Profit after tax	1,692	1,864	–9
Attributable to owners of parent	1,687	1,843	–8
Attributable to non-controlling interests	5	21	–78

Earnings per share, basic (in €)(1)	1.41	1.54	–8
Earnings per share, diluted (in €)(1)	1.41	1.54	–8

(1) For the three months ended December 31, 2018 and 2017, the weighted average number of shares was 1,194 million (diluted 1,194 million) and 1,194 million (diluted: 1,194 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

Consolidated Income Statements of SAP Group (IFRS) – Year-to-Date

€ millions, unless otherwise stated	Q1–Q4 2018	Q1–Q4 2017	∆ in %
Cloud subscriptions and support	4,993	3,769	32
Software licenses	4,647	4,872	–5
Software support	10,981	10,908	1
Software licenses and support	15,628	15,780	–1
Cloud and software	20,622	19,549	5
Services	4,086	3,912	4
Total revenue	24,708	23,461	5

Cost of cloud subscriptions and support	–2,068	–1,660	25
Cost of software licenses and support	–2,092	–2,234	–6
Cost of cloud and software	–4,159	–3,893	7
Cost of services	–3,300	–3,158	5
Total cost of revenue	–7,460	–7,051	6
Gross profit	17,248	16,410	5
Research and development	–3,625	–3,352	8
Sales and marketing	–6,780	–6,924	–2
General and administration	–1,099	–1,075	2
Restructuring	–19	–182	–90
Other operating income/expense, net	–20	1	<-100
Total operating expenses	–19,003	–18,584	2
Operating profit	5,705	4,877	17

Other non-operating income/expense, net	–56	–36	54
Finance income	371	476	–22
Finance costs	–418	–288	45
Financial income, net	–47	188	<-100
Profit before tax	5,602	5,029	11

Income tax expense	–1,513	–983	54
Profit after tax	4,089	4,046	1
Attributable to owners of parent	4,083	4,008	2
Attributable to non-controlling interests	6	38	–85

Earnings per share, basic (in €)(1)	3.42	3.35	2
Earnings per share, diluted (in €)(1)	3.42	3.35	2

(1) For the twelve months ended December 31, 2018 and 2017, the weighted average number of shares was 1,194 million (diluted 1,194 million) and 1,197 million (diluted: 1,198 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

Consolidated Statements of Financial Position of SAP Group (IFRS)

as at 12/31/2018 and 12/31/2017

€ millions	2018	2017(1)
Cash and cash equivalents	8,627	4,011
Other financial assets	448	990
Trade and other receivables	6,384	5,899
Other non-financial assets	1,009	725
Tax assets	436	306
Total current assets	16,904	11,930
Goodwill	23,725	21,271
Intangible assets	3,227	2,967
Property, plant, and equipment	3,553	2,967
Other financial assets	1,536	1,155
Trade and other receivables	118	118
Other non-financial assets	1,263	687
Tax assets	363	352
Deferred tax assets	998	1,037
Total non-current assets	34,781	30,554
Total assets	51,685	42,484

€ millions	2018	2017(1)
Trade and other payables	1,501	1,151
Tax liabilities	670	597
Financial liabilities	1,125	1,561
Other non-financial liabilities	4,196	3,982
Provisions	80	149
Contract liabilities / deferred income	3,047	2,771
Total current liabilities	10,619	10,210
Trade and other payables	129	119
Tax liabilities	534	434
Financial liabilities	10,553	5,034
Other non-financial liabilities	501	514
Provisions	301	328
Deferred tax liabilities	85	251
Contract liabilities / deferred income	88	79
Total non-current liabilities	12,191	6,759
Total liabilities	22,810	16,969
Issued capital	1,229	1,229
Share premium	543	570
Retained earnings	27,407	24,769
Other components of equity	1,233	508
Treasury shares	–1,580	–1,591
Equity attributable to owners of parent	28,831	25,484

Non-controlling interests	45	31
Total equity	28,876	25,515
Total equity and liabilities	51,685	42,484

(1) Under the adoption methods we chose for IFRS 15 and IFRS 9, prior years are not restated to conform to the new policies.

Due to rounding, numbers may not add up precisely.

Consolidated Statements of Cash Flows of SAP Group (IFRS)

€ millions	Q1–Q4 2018	Q1–Q4 2017
Profit after tax	4,089	4,046
Adjustments to reconcile profit after tax to net cash flows from operating activities:
Depreciation and amortization	1,362	1,272
Income tax expense	1,513	983
Financial income, net	47	–188
Decrease/increase in sales and bad debt allowances on trade receivables	–67	–32
Other adjustments for non-cash items	–14	–34
Decrease/increase in trade and other receivables	114	–309
Decrease/increase in other assets	–542	–355
Decrease/increase in trade payables, provisions, and other liabilities	195	389
Decrease/increase in contract liabilities/deferred income	–542	718
Interest paid	–251	–200
Interest received	107	88
Income taxes paid, net of refunds	–1,708	–1,332
Net cash flows from operating activities	4,302	5,045
Business combinations, net of cash and cash equivalents acquired	–2,140	–291
Purchase of intangible assets or property, plant, and equipment	–1,458	–1,275
Proceeds from sales of intangible assets or property, plant, and equipment	57	97
Purchase of equity or debt instruments of other entities	–1,013	–2,914
Proceeds from sales of equity or debt instruments of other entities	1,488	3,272
Net cash flows from investing activities	–3,066	–1,112
Dividends paid	–1,671	–1,499
Dividends paid on non-controlling interests	–7	–45
Purchase of treasury shares	0	–500
Proceeds from borrowings	6,372	27
Repayments of borrowings	–1,411	–1,391
Transactions with non-controlling interests	3	2
Net cash flows from financing activities	3,286	–3,406
Effect of foreign currency rates on cash and cash equivalents	95	–218
Net decrease/increase in cash and cash equivalents	4,617	309
Cash and cash equivalents at the beginning of the period	4,011	3,702
Cash and cash equivalents at the end of the period	8,627	4,011

Due to rounding, numbers may not add up precisely.

Segment Reporting — Quarter

Applications, Technology & Services

	Q4 2018		Q4 2017	∆ in %	∆ in %
€ millions, unless otherwise stated	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support — SaaS/PaaS(1)	513	510	375	37	36
Cloud subscriptions and support — IaaS(2)	140	138	94	49	47
Cloud subscriptions and support	652	648	469	39	38
Software licenses	1,902	2,040	1,897	0	8
Software support	2,821	2,845	2,751	3	3
Software licenses and support	4,724	4,885	4,648	2	5
Cloud and software	5,376	5,533	5,117	5	8
Services	888	989	803	11	23
Total segment revenue	6,264	6,522	5,920	6	10
Cost of cloud subscriptions and support — SaaS/PaaS(1)	–233	–242	–164	42	48
Cost of cloud subscriptions and support — IaaS(2)	–123	–123	–87	42	42
Cost of cloud subscriptions and support	–356	–365	–250	42	46
Cost of software licenses and support	–532	–599	–527	1	14
Cost of cloud and software	–888	–963	–777	14	24
Cost of services	–679	–749	–605	12	24
Total cost of revenue	–1,567	–1,713	–1,382	13	24
Segment gross profit	4,697	4,809	4,538	4	6
Other segment expenses	–1,771	–1,842	–1,752	1	5
Segment profit	2,926	2,968	2,785	5	7
Margins
Cloud subscriptions and support gross margin — SaaS/PaaS(1) (in %)	55	53	56	–2pp	–4pp
Cloud subscriptions and support gross margin — IaaS(2) (in %)	12	11	8	4pp	4pp
Cloud subscriptions and support gross margin (in %)	45	44	47	–1pp	–3pp
Gross margin (in %)	75	74	77	–2pp	–3pp
Segment margin (in %)	47	46	47	0pp	–2pp

(1) Software as a service/platform as a service

(2) Infrastructure as a service

Due to rounding, numbers may not add up precisely.

SAP Business Network

	Q4 2018		Q4 2017	∆ in %	∆ in %
€ millions, unless otherwise stated	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support — SaaS/PaaS(1)	601	589	462	30	28
Cloud subscriptions and support — IaaS(2)	0	0	0	0	0
Cloud subscriptions and support	601	589	462	30	28
Software licenses	0	0	–1	<-100	<-100
Software support	4	4	3	20	16
Software licenses and support	4	4	2	61	57
Cloud and software	605	593	464	30	28
Services	116	114	107	9	6
Total segment revenue	721	707	571	26	24
Cost of cloud subscriptions and support — SaaS/PaaS(1)	–131	–130	–106	25	23
Cost of cloud subscriptions and support — IaaS(2)	0	0	0	0	0
Cost of cloud subscriptions and support	–131	–130	–106	25	23
Cost of software licenses and support	–2	–2	–2	0	–2
Cost of cloud and software	–133	–131	–107	24	23
Cost of services	–88	–88	–74	19	18
Total cost of revenue	–221	–219	–181	22	21
Segment gross profit	500	488	390	28	25
Other segment expenses	–353	–349	–289	22	21
Segment profit	147	139	101	46	38
Margins
Cloud subscriptions and support gross margin — SaaS/PaaS(1) (in %)	78	78	77	1pp	1pp
Cloud subscriptions and support gross margin — IaaS(2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	78	78	77	1pp	1pp
Gross margin (in %)	69	69	68	1pp	1pp
Segment margin (in %)	20	20	18	3pp	2pp

(1) Software as a service/platform as a service

(2) Infrastructure as a service

Due to rounding, numbers may not add up precisely.

Customer Experience

	Q4 2018		Q4 2017	∆ in %	∆ in %
€ millions, unless otherwise stated	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support — SaaS/PaaS(1)	160	157	65	>100	>100
Cloud subscriptions and support — IaaS(2)	0	0	0	0	0
Cloud subscriptions and support	160	157	65	>100	>100
Software licenses	186	185	162	15	14
Software support	0	0	0	0	0
Software licenses and support	187	185	162	15	14
Cloud and software	346	342	227	52	50
Services	3	3	3	–10	–10
Total segment revenue	349	344	230	52	50
Cost of cloud subscriptions and support — SaaS/PaaS(1)	–58	–58	–25	>100	>100
Cost of cloud subscriptions and support — IaaS(2)	0	0	0	0	0
Cost of cloud subscriptions and support	–58	–58	–25	>100	>100
Cost of software licenses and support	–4	–4	–5	–13	–13
Cost of cloud and software	–63	–62	–30	>100	>100
Cost of services	–2	–2	0	>100	>100
Total cost of revenue	–65	–64	–31	>100	>100
Segment gross profit	284	280	200	42	40
Other segment expenses	–182	–181	–124	46	45
Segment profit	102	99	75	36	32
Margins
Cloud subscriptions and support gross margin — SaaS/PaaS(1) (in %)	64	63	61	3pp	2pp
Cloud subscriptions and support gross margin — IaaS(2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	64	63	61	3pp	2pp
Gross margin (in %)	81	81	87	–5pp	–5pp
Segment margin (in %)	29	29	33	–3pp	–4pp

(1) Software as a service/platform as a service

(2) Infrastructure as a service

Due to rounding, numbers may not add up precisely.

Reconciliation of Cloud Subscription Revenues and Margins

		Q4 2018		Q4 2017	∆ in %	∆ in %
€ millions, unless otherwise stated		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue — SaaS/PaaS(1)	SAP Business Network segment	601	589	462	30	28
	Other(3)	672	667	441	53	51
	Total	1,273	1,256	903	41	39
Cloud subscriptions and support revenue — IaaS(2)		140	138	94	49	47
Cloud subscriptions and support revenue		1,413	1,395	997	42	40
Cloud subscriptions and support gross margin — SaaS/PaaS(1) (in %)	SAP Business Network segment	78	78	77	1pp	1pp
	Other(3)	58	57	55	3pp	1pp
	Total	68	67	67	1pp	0pp
Cloud subscriptions and support gross margin — IaaS(2) (in %)		12	11	8	4pp	4pp
Cloud subscriptions and support gross margin (in %)		62	61	61	1pp	0pp

(1) Software as a service/platform as a service

(2) Infrastructure as a service

(3) Other includes Application, Technology & Services segment, Customer Experience segment and miscellaneous. The individual revenue and margin numbers for the Application, Technology & Services segment and the Customer Experience segment are disclosed on the previous pages.

Due to rounding, numbers may not add up precisely.

Segment Reporting — Year-to-Date

Applications, Technology & Services

	Q1–Q4 2018		Q1–Q4 2017	∆ in %	∆ in %
€ millions, unless otherwise stated	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support — SaaS/PaaS(1)	1,829	1,894	1,403	30	35
Cloud subscriptions and support — IaaS(2)	488	506	328	49	54
Cloud subscriptions and support	2,317	2,400	1,732	34	39
Software licenses	4,233	4,456	4,434	–5	0
Software support	10,968	11,477	10,890	1	5
Software licenses and support	15,201	15,933	15,325	–1	4
Cloud and software	17,518	18,333	17,056	3	7
Services	3,288	3,559	3,162	4	13
Total segment revenue	20,806	21,892	20,218	3	8
Cost of cloud subscriptions and support — SaaS/PaaS(1)	–777	–818	–572	36	43
Cost of cloud subscriptions and support — IaaS(2)	–424	–437	–305	39	43
Cost of cloud subscriptions and support	–1,202	–1,254	–877	37	43
Cost of software licenses and support	–1,900	–2,032	–1,948	–2	4
Cost of cloud and software	–3,101	–3,286	–2,825	10	16
Cost of services	–2,525	–2,695	–2,437	4	11
Total cost of revenue	–5,626	–5,981	–5,262	7	14
Segment gross profit	15,180	15,911	14,957	1	6
Other segment expenses	–6,438	–6,732	–6,478	–1	4
Segment profit	8,742	9,180	8,478	3	8
Margins
Cloud subscriptions and support gross margin — SaaS/PaaS(1) (in %)	58	57	59	–2pp	–2pp
Cloud subscriptions and support gross margin — IaaS(2) (in %)	13	14	7	6pp	6pp
Cloud subscriptions and support gross margin (in %)	48	48	49	–1pp	–2pp
Gross margin (in %)	73	73	74	–1pp	–1pp
Segment margin (in %)	42	42	42	0pp	0pp

(1) Software as a service/platform as a service

(2) Infrastructure as a service

Due to rounding numbers may not add up precisely.

SAP Business Network

	Q1–Q4 2018		Q1–Q4 2017	∆ in %	∆ in %
€ millions, unless otherwise stated	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support — SaaS/PaaS(1)	2,178	2,265	1,840	18	23
Cloud subscriptions and support — IaaS(2)	0	0	0	0	0
Cloud subscriptions and support	2,178	2,265	1,840	18	23
Software licenses	0	0	–1	<-100	<-100
Software support	16	16	18	–14	–10
Software licenses and support	16	17	17	–9	–4
Cloud and software	2,193	2,282	1,857	18	23
Services	436	451	404	8	12
Total segment revenue	2,629	2,733	2,261	16	21
Cost of cloud subscriptions and support — SaaS/PaaS(1)	–482	–503	–428	13	17
Cost of cloud subscriptions and support — IaaS(2)	0	0	0	0	0
Cost of cloud subscriptions and support	–482	–503	–428	13	17
Cost of software licenses and support	–6	–7	–5	33	40
Cost of cloud and software	–489	–510	–433	13	18
Cost of services	–324	–337	–292	11	15
Total cost of revenue	–813	–847	–725	12	17
Segment gross profit	1,816	1,886	1,536	18	23
Other segment expenses	–1,286	–1,342	–1,148	12	17
Segment profit	531	544	388	37	40
Margins
Cloud subscriptions and support gross margin — SaaS/PaaS(1) (in %)	78	78	77	1pp	1pp
Cloud subscriptions and support gross margin — IaaS(2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	78	78	77	1pp	1pp
Gross margin (in %)	69	69	68	1pp	1pp
Segment margin (in %)	20	20	17	3pp	3pp

(1) Software as a service/platform as a service

(2) Infrastructure as a service

Due to rounding numbers may not add up precisely.

Customer Experience

	Q1–Q4 2018		Q1–Q4 2017	∆ in %	∆ in %
€ millions, unless otherwise stated	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support — SaaS/PaaS(1)	528	539	200	>100	>100
Cloud subscriptions and support — IaaS(2)	0	0	0	0	0
Cloud subscriptions and support	528	539	200	>100	>100
Software licenses	413	421	438	–6	–4
Software support	1	1	0	<-100	<-100
Software licenses and support	414	422	437	–5	–4
Cloud and software	942	961	637	48	51
Services	9	9	6	53	62
Total segment revenue	951	970	643	48	51
Cost of cloud subscriptions and support — SaaS/PaaS(1)	–176	–178	–81	>100	>100
Cost of cloud subscriptions and support — IaaS(2)	0	0	0	0	0
Cost of cloud subscriptions and support	–176	–178	–81	>100	>100
Cost of software licenses and support	–20	–20	–45	–56	–55
Cost of cloud and software	–196	–198	–126	55	57
Cost of services	–3	–3	–1	>100	>100
Total cost of revenue	–199	–202	–127	58	59
Segment gross profit	751	768	516	45	49
Other segment expenses	–614	–630	–431	42	46
Segment profit	138	138	85	62	62
Margins
Cloud subscriptions and support gross margin — SaaS/PaaS(1) (in %)	67	67	59	7pp	8pp
Cloud subscriptions and support gross margin — IaaS(2) (in %)	NA	NA	NA	NA	NA
Cloud subscriptions and support gross margin (in %)	67	67	59	7pp	8pp
Gross margin (in %)	79	79	80	–1pp	–1pp
Segment margin (in %)	14	14	13	1pp	1pp

(1) Software as a service/platform as a service

(2) Infrastructure as a service

Due to rounding numbers may not add up precisely.

Reconciliation of Cloud Subscription Revenues and Margins

		Q1–Q4 2018		Q1–Q4 2017	∆ in %	∆ in %
€ millions, unless otherwise stated		Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud subscriptions and support revenue — SaaS/PaaS(1)	SAP Business Network segment	2,178	2,265	1,840	18	23
	Other(3)	2,361	2,434	1,604	47	52
	Total	4,539	4,700	3,443	32	36
Cloud subscriptions and support revenue — IaaS(2)		488	506	328	49	54
Cloud subscriptions and support revenue		5,027	5,205	3,771	33	38
Cloud subscriptions and support gross margin — SaaS/PaaS(1) (in %)	SAP Business Network segment	78	78	77	1pp	1pp
	Other(3)	60	59	57	3pp	2pp
	Total	68	68	67	1pp	1pp
Cloud subscriptions and support gross margin — IaaS(2) (in %)		13	14	7	6pp	6pp
Cloud subscriptions and support gross margin (in %)		63	63	62	1pp	1pp

(1) Software as a service/platform as a service

(2) Infrastructure as a service

(3) Other includes Application, Technology & Services segment, Customer Experience segment and miscellaneous. The individual revenue and margin numbers for the Application, Technology & Services segment and the Customer Experience segment are disclosed on the previous pages.

Due to rounding numbers may not add up precisely.

Reconciliation from Non-IFRS Numbers to IFRS Numbers — Quarter

	Q4 2018					Q4 2017			∆ in %
€ millions, unless otherwise stated	IFRS	Adj.(1)	Non- IFRS(1)	Currency Impact(2)	Non-IFRS Constant Currency(2)	IFRS	Adj.(1)	Non- IFRS(1)	IFRS	Non- IFRS(1)	Non-IFRS Constant Currency(2)
Revenue Numbers
Cloud subscriptions and support	1,406	7	1,413	-18	1,395	995	2	997	41	42	40
Software licenses	2,089	0	2,089	136	2,225	2,058	0	2,058	1	1	8
Software support	2,825	0	2,826	23	2,849	2,754	0	2,754	3	3	3
Software licenses and support	4,914	0	4,914	159	5,073	4,812	0	4,812	2	2	5
Cloud and software	6,320	7	6,327	141	6,468	5,807	2	5,809	9	9	11
Services	1,108	0	1,108	97	1,205	998	0	998	11	11	21
Total revenue	7,428	7	7,434	238	7,672	6,805	2	6,807	9	9	13

Operating Expense Numbers
Cost of cloud subscriptions and support	-586	52	-535			-443	55	-388	32	38
Cost of software licenses and support	-574	18	-556			-588	39	-549	-2	1
Cost of cloud and software	-1,160	70	-1,090			-1,031	94	-938	13	16
Cost of services	-850	6	-844			-792	40	-752	7	12
Total cost of revenue	-2,010	76	-1,934			-1,823	134	-1,689	10	14
Gross profit	5,417	83	5,500			4,981	136	5,118	9	7
Research and development	-945	2	-943			-878	64	-813	8	16
Sales and marketing	-1,794	69	-1,725			-1,869	163	-1,706	-4	1
General and administration	-267	0	-268			-255	29	-226	5	19
Restructuring	7	-7	0			-8	8	0	<-100	NA
Other operating income/expense, net	-17	0	-17			-8	0	-8	>100	>100
Total operating expenses	-5,027	139	-4,887	-239	-5,126	-4,840	398	-4,442	4	10	15

Profit Numbers
Operating profit	2,401	146	2,547	0	2,547	1,964	400	2,364	22	8	8
Other non-operating income/expense, net	2	0	2			-30	0	-30	<-100	<-100
Finance income	102	0	102			191	0	191	-46	-46
Finance costs	-189	0	-189			-71	0	-71	>100	>100
Financial income, net	-87	0	-87			119	0	119	<-100	<-100
Profit before tax	2,316	146	2,462			2,053	400	2,453	13	0
Income tax expense	-624	-35	-659			-189	-131	-320	>100	>100
Profit after tax	1,692	111	1,803			1,864	269	2,133	-9	-15
Attributable to owners of parent	1,687	111	1,798			1,843	269	2,112	-8	-15
Attributable to non-controlling interests	5	0	5			21	0	21	-78	-78

Key Ratios
Operating margin (in %)	32.3		34.3		33.2	28.9		34.7	3.5pp	-0.5pp	-1.5pp
Effective tax rate (in %)(3)	26.9		26.8			9.2		13.1	17.7pp	13.7pp
Earnings per share, basic (in €)	1.41		1.51			1.54		1.77	-8	-15

(1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

(2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see Explanation of Non-IFRS Measures.

(3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q4 2018 and Q4 2017 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

Reconciliation from Non-IFRS Numbers to IFRS Numbers - Year-to-Date

	Q1-Q4 2018					Q1-Q4 2017			∆ in %
€ millions, unless otherwise stated	IFRS	Adj.(1)	Non- IFRS(1)	Currency Impact(2)	Non-IFRS Constant Currency(2)	IFRS	Adj.(1)	Non- IFRS(1)	IFRS	Non- IFRS(1)	Non-IFRS Constant Currency(2)
Revenue Numbers
Cloud subscriptions and support	4,993	33	5,027	179	5,205	3,769	2	3,771	32	33	38
Software licenses	4,647	0	4,647	231	4,877	4,872	0	4,872	-5	-5	0
Software support	10,981	0	10,982	513	11,494	10,908	0	10,908	1	1	5
Software licenses and support	15,628	0	15,629	743	16,372	15,780	0	15,780	-1	-1	4
Cloud and software	20,622	33	20,655	922	21,577	19,549	3	19,552	5	6	10
Services	4,086	0	4,086	297	4,384	3,912	0	3,912	4	4	12
Total revenue	24,708	33	24,741	1,219	25,961	23,461	3	23,464	5	5	11

Operating Expense Numbers
Cost of cloud subscriptions and support	-2,068	213	-1,855			-1,660	233	-1,427	25	30
Cost of software licenses and support	-2,092	130	-1,962			-2,234	190	-2,044	-6	-4
Cost of cloud and software	-4,159	343	-3,817			-3,893	423	-3,471	7	10
Cost of services	-3,300	151	-3,150			-3,158	166	-2,991	5	5
Total cost of revenue	-7,460	494	-6,966			-7,051	589	-6,462	6	8
Gross profit	17,248	527	17,775			16,410	592	17,001	5	5
Research and development	-3,625	219	-3,406			-3,352	281	-3,072	8	11
Sales and marketing	-6,780	589	-6,191			-6,924	700	-6,225	-2	-1
General and administration	-1,099	106	-993			-1,075	138	-936	2	6
Restructuring	-19	19	0			-182	182	0	-90	NA
Other operating income/expense, net	-20	0	-20			1	0	1	<-100	<-100
Total operating expenses	-19,003	1,426	-17,577	-904	-18,481	-18,584	1,889	-16,694	2	5	11

Profit Numbers
Operating profit	5,705	1,459	7,165	315	7,480	4,877	1,892	6,769	17	6	10
Other non-operating income/expense, net	-56	0	-56			-36	0	-36	54	54
Finance income	371	0	371			476	0	476	-22	-22
Finance costs	-418	0	-418			-288	0	-288	45	45
Financial income, net	-47	0	-47			188	0	188	<-100	<-100
Profit before tax	5,602	1,459	7,061			5,029	1,892	6,921	11	2
Income tax expense	-1,513	-349	-1,861			-983	-592	-1,575	54	18
Profit after tax	4,089	1,111	5,200			4,046	1,300	5,346	1	-3
Attributable to owners of parent	4,083	1,111	5,194			4,008	1,300	5,307	2	-2
Attributable to non-controlling interests	6	0	6			38	0	38	-85	-85
Key Ratios
Operating margin (in %)	23.1		29.0		28.8	20.8		28.9	2.3pp	0.1pp	0.0pp
Effective tax rate (in %)(3)	27.0		26.4			19.5		22.8	7.5pp	3.6pp
Earnings per share, basic (in €)	3.42		4.35			3.35		4.43	2	-2

(1) Adjustments in the revenue line items are for software support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, as well as restructuring expenses.

(2) Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see Explanation of Non-IFRS Measures.

(3) The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in 2018 and 2017 mainly results from tax effects of acquisition-related charges and share-based payment expenses.

Due to rounding, numbers may not add up precisely.

Non-IFRS Adjustments — Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2019	Q1–Q4 2018	Q4 2018	Q1–Q4 2017	Q4 2017
Operating profit (IFRS)		5,705	2,401	4,877	1,964
Revenue adjustments	100–150	33	7	3	2
Adjustment for acquisition-related charges	750–900	577	155	587	138
Adjustment for share-based payment expenses	1,200–1,500	830	–9	1,120	252
Adjustment for restructuring	800–950	19	–7	182	8
Operating expense adjustments		1,426	139	1,889	398
Operating profit adjustments		1,459	146	1,892	400
Operating profit (non-IFRS)		7,165	2,547	6,769	2,364

Non-IFRS Adjustments by Functional Areas

	Q4 2018					Q4 2017
€ millions	IFRS	Acquisition-Related	SBP(1)	Restructuring	Non- IFRS	IFRS	Acquisition-Related	SBP(1)	Restructuring	Non- IFRS
Cost of cloud and software	–1,160	70	1	0	–1,090	–1,031	71	23	0	–938
Cost of services	–850	2	4	0	–844	–792	2	38	0	–752
Research and development	–945	4	–2	0	–943	–878	3	61	0	–813
Sales and marketing	–1,794	72	–3	0	–1,725	–1,869	62	102	0	–1,706
General and administration	–267	7	–8	0	–268	–255	1	28	0	–226
Restructuring	7	0	0	–7	0	–8	0	0	8	0
Other operating income/expense, net	–17	0	0	0	–17	–8	0	0	0	–8
Total operating expenses	–5,027	155	–9	–7	–4,887	–4,840	138	252	8	–4,442

(1) Share-based Payments

	Q1–Q4 2018					Q1–Q4 2017
€ millions	IFRS	Acquisition- Related	SBP(1)	Restructuring	Non- IFRS	IFRS	Acquisition- Related	SBP(1)	Restructuring	Non- IFRS
Cost of cloud and software	–4,159	264	78	0	–3,817	–3,893	307	115	0	–3,471
Cost of services	–3,300	9	142	0	–3,150	–3,158	8	158	0	–2,991
Research and development	–3,625	9	210	0	–3,406	–3,352	11	269	0	–3,072
Sales and marketing	–6,780	277	312	0	–6,191	–6,924	258	442	0	–6,225
General and administration	–1,099	18	88	0	–993	–1,075	3	135	0	–936
Restructuring	–19	0	0	19	0	–182	0	0	182	0
Other operating income/expense, net	–20	0	0	0	–20	1	0	0	0	1
Total operating expenses	–19,003	577	830	19	–17,577	–18,584	587	1,120	182	–16,694

(1) Share-based payments

Due to rounding, numbers may not add up precisely.

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q4 2018	Q1–Q4 2018	Q4 2017	Q1–Q4 2017
Cost of cloud and software	1	–3	0	–55
Cost of services	6	–3	–11	–118
Research and development	1	–3	1	–9
Sales and marketing	–1	–11	0	–2
General and administration	0	0	2	2
Restructuring expenses	7	–19	–8	–182

Due to rounding, numbers may not add up precisely.

Revenue by Region (IFRS and Non-IFRS) — Quarter

	Q4 2018					Q4 2017			∆ in %
€ millions	IFRS	Adj.(1)	Non-IFRS(1)	Currency Impact(2)	Non-IFRS Constant Currency(2)	IFRS	Adj.(1)	Non-IFRS(1)	IFRS	Non-IFRS(1)	Non-IFRS Constant Currency(2)
Cloud subscriptions and support revenue by region
EMEA	407	0	407	–2	405	291	0	291	40	40	39
Americas	824	7	831	–18	813	586	2	588	41	41	38
APJ	175	0	175	2	176	118	0	118	48	48	50
Cloud subscriptions and support revenue	1,406	7	1,413	–18	1,395	995	2	997	41	42	40

Cloud and software revenue by region
EMEA	2,946	0	2,946	6	2,952	2,768	0	2,768	6	6	7
Americas	2,379	7	2,386	131	2,517	2,093	2	2,095	14	14	20
APJ	995	0	995	4	999	946	0	946	5	5	6
Cloud and software revenue	6,320	7	6,327	141	6,468	5,807	2	5,809	9	9	11

Total revenue by region
Germany	1,139	0	1,139	0	1,139	1,040	0	1,040	10	10	10
Rest of EMEA	2,287	0	2,287	8	2,295	2,176	0	2,176	5	5	5
Total EMEA	3,426	0	3,426	7	3,434	3,216	0	3,216	7	7	7
United States	2,303	7	2,309	–72	2,238	1,948	2	1,950	18	18	15
Rest of Americas	543	0	543	298	841	553	0	553	–2	–2	52
Total Americas	2,845	7	2,852	227	3,079	2,501	2	2,503	14	14	23
Japan	280	0	280	–9	271	238	0	238	17	17	14
Rest of APJ	876	0	876	14	890	849	0	849	3	3	5
Total APJ	1,156	0	1,156	4	1,160	1,087	0	1,087	6	6	7
Total revenue	7,428	7	7,434	238	7,672	6,805	2	6,807	9	9	13

(1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

(2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see Explanation of Non-IFRS Measures.

Due to rounding, numbers may not add up precisely.

Revenue by Region (IFRS and Non-IFRS) — Year-to-Date

	Q1–Q4 2018					Q1–Q4 2017			∆ in %
€ millions	IFRS	Adj.(1)	Non-IFRS(1)	Currency Impact(2)	Non-IFRS Constant Currency(2)	IFRS	Adj.(1)	Non-IFRS(1)	IFRS	Non-IFRS(1)	Non-IFRS Constant Currency(2)
Cloud subscriptions and support revenue by region
EMEA	1,441	0	1,441	25	1,466	1,029	0	1,029	40	40	43
Americas	2,941	33	2,974	123	3,097	2,321	2	2,323	27	28	33
APJ	611	0	611	31	642	419	0	419	46	46	53
Cloud subscriptions and support revenue	4,993	33	5,027	179	5,205	3,769	2	3,771	32	33	38

Cloud and software revenue by region
EMEA	9,339	0	9,339	120	9,459	8,759	0	8,759	7	7	8
Americas	7,973	33	8,006	666	8,672	7,666	3	7,668	4	4	13
APJ	3,310	0	3,310	136	3,446	3,124	0	3,124	6	6	10
Cloud and software revenue	20,622	33	20,655	922	21,577	19,549	3	19,552	5	6	10

Total revenue by region
Germany	3,658	0	3,658	2	3,660	3,352	0	3,352	9	9	9
Rest of EMEA	7,446	0	7,446	144	7,590	7,063	0	7,063	5	5	7
Total EMEA	11,104	0	11,104	146	11,250	10,415	0	10,415	7	7	8
United States	7,880	33	7,914	294	8,207	7,436	3	7,439	6	6	10
Rest of Americas	1,832	0	1,832	620	2,452	1,911	0	1,911	–4	–4	28
Total Americas	9,713	33	9,746	913	10,659	9,347	3	9,350	4	4	14
Japan	963	0	963	26	989	885	0	885	9	9	12
Rest of APJ	2,928	0	2,928	134	3,062	2,814	0	2,814	4	4	9
Total APJ	3,891	0	3,891	160	4,052	3,699	0	3,699	5	5	10
Total revenue	24,708	33	24,741	1,219	25,961	23,461	3	23,464	5	5	11

(1) Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

(2) Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see Explanation of Non-IFRS Measures.

Due to rounding, numbers may not add up precisely.

Employees by Region and Functional Areas

	12/31/2018				12/31/2017
Full-time equivalents	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	6,341	4,268	5,374	15,983	5,869	3,895	4,719	14,482
Services	8,120	5,736	5,620	19,476	7,536	4,878	4,965	17,379
Research and development	12,478	5,651	8,930	27,060	11,349	5,250	8,273	24,872
Sales and marketing	9,843	9,452	4,918	24,213	9,196	9,169	4,854	23,219
General and administration	2,906	1,970	1,147	6,024	2,676	1,781	1,047	5,504
Infrastructure	2,160	951	631	3,742	1,732	855	501	3,087
SAP Group (12/31)	41,848	28,029	26,620	96,498	38,357	25,827	24,359	88,543
Thereof acquisitions(1)	657	952	434	2,043	149	133	7	289
SAP Group (twelve months’ end average)	40,496	27,454	25,759	93,709	37,512	25,459	24,029	86,999

(1) Acquisitions closed between January 1 and December 31 of the respective year

Accounting Policy Disclosures

Adoption of IFRS 15

As of January 1, 2018, SAP changed several of its accounting policies to adopt IFRS 15 ‘Revenue from Contracts with Customers’. Under the IFRS 15 adoption method chosen by SAP, prior years are not restated to conform to the new policies.

The impact of the policy change(3) in the fourth quarter (year-to-date) of 2018 was as follows:

•                  Software licenses and support revenues experienced a benefit of €121 million (€170 million), with most of the difference resulting from:

•                  Exercise of customer software purchase options granted in prior years, which result in software revenue.

•                  Revised recognition patterns for on-premise software subscription contracts, which combine the delivery of software and support service and the obligation to deliver, in the future, unspecified software products.

•                  Revised recognition patterns for contracts that combine customer-specific on-premise software development agreements and the sale of standard on-premise software.

Together with other offsetting effects this resulted in a benefit of €118 million (€158 million) on total revenue.

•                  Operating expenses benefitted, in cost of sales and marketing, in the amount of €112 million (€239 million) from higher capitalization of sales commissions net of higher amortization of amounts capitalized.

•                  The abovementioned effects together with other insignificant effects resulted in a net positive impact on operating profit of approximately €228 million (€400 million).

Per December 31, 2018, balance sheet line items are affected by the application of IFRS 15 as compared to our pre-IFRS 15 accounting policies as follows:

•                  Non-current and current other non-financial assets were higher by €336 million and €64 million, respectively (January 1, 2018: higher by €132 million and €26 million, respectively) due to the higher capitalization of sales commissions.

•                  Trade and other receivables and contract liabilities were lower by €132 million and €188 million, respectively (January 1, 2018: higher by €560 million and €650 million, respectively), resulting from changes in the timing of and amounts recognized as contract balances.

•                  Provisions were lower by €6 million (January 1, 2018: lower by €25 million), reflecting lower provisions for onerous customer contracts.

•                  Intangible Assets were higher by €37 million (January 1, 2018: higher by €14 million), due to capitalization of costs for certain customer-specific on-premise software development arrangements.

Adoption of IFRS 9

As of January 1, 2018, SAP changed several of its accounting policies to adopt IFRS 9 ‘Financial Instruments’. Under the IFRS 9 adoption method chosen by SAP, prior years are not restated to conform to the new policies.

The impact of the policy change as of January 1, 2018 was as follows:

•                  Trade receivables are lower by €25 million resulting from the application of the expected credit loss model.

•                  OCI is lower by €157 million resulting from the reclassification of amounts attributable to available-for-sale financial assets accumulated in OCI so far to opening retained earnings.

Please also refer to Note (3e) of our Integrated Report 2017 for further qualitative explanations of the changes in accounting policies as a result of the adoption of IFRS 9 and IFRS 15.

(3)  “Impact of the policy change” means the difference between a measure determined under SAP’s new IFRS 15-based policies and the respective measure as it would stand had our previous accounting policies continued to apply.

Impact of Hyperinflation

We apply hyperinflation accounting for our subsidiaries in Argentina and Venezuela by restating the financial statements of these subsidiaries for the current period to account for changes in the general purchasing power of the local currency based on relevant price indexes at the reporting date. The restated financial statements of our subsidiaries in Venezuela and Argentina are translated at closing rates. Most significantly impacted by this accounting are (IFRS):

•                  Total revenue (decrease of €19 million in 2018 and decrease of €13 million in Q4/2018 respectively),

•                  Operating profit (decrease of €12 million in 2018 and decrease of €7 million in Q4/2018 respectively),

•                  Other non-operating income/expense (gain of €25 million in 2018 and gain of €28 million in Q4/2018 respectively),

•                  Equity (retained earnings and other comprehensive income) (decrease of €32 million as at December 31, 2018),

•                  Total liabilities (increase of €19 million as at December 31, 2018).

Our non-IFRS numbers at constant currencies are further impacted by the hyperinflation due to the mechanics of our constant currency adjustments: By applying to our current period numbers prior year currency exchange rates these numbers are adjusted for currency exchange rate changes. In contrast, the 2018 constant currency numbers are not adjusted for the respective change in inflation.

Business Combinations

We acquired Callidus Software Inc. (Callidus), a leading provider of Customer-Relationship-Management solutions, in April 2018 and Qualtrics International Inc. (Qualtrics), a leading provider of experience management software solutions, in January 2019. Acquisitions are reflected in our group numbers and our segment reporting as well as in our business outlook from the respective acquisition date onwards. Prior period numbers are not restated for acquisitions.

Callidus

The acquisition of Callidus closed on April 5th, 2018. Callidus is reflected in our Customer Experience segment.

Callidus contributed to

•                  our cloud subscriptions and support revenue

•                  in 2018 €126 million (IFRS) and €156 million (Non-IFRS)

•                  in Q4/2018 €49 million (IFRS) and €56 million (Non-IFRS)

•                  our operating profit

•                  in 2018 by €70 million (IFRS) and €46 million (Non-IFRS)

•                  in Q4/2018 by €13 million (IFRS) and €16 million (Non-IFRS).

Qualtrics

The acquisition of Qualtrics closed on January 23, 2019, following satisfaction of applicable regulatory and other approvals. We acquired 100% of the Qualtrics shares for approx. US$35 per share, representing consideration transferred in cash of approximately US$7.1 billion. In addition to the cash payments, SAP will also incur liabilities and post-closing expenses relating to assumed share-based payment awards amounting to approx. US$0.9 billion.

On December 10, 2018, we issued five tranches of Eurobonds with a total volume of €4.5 billion and maturities between 2 and 12.25 years. The funds were used to partially finance the acquisition of Qualtrics, the related acquisition facility of €7.0 billion was cancelled accordingly. In addition, on January 23, 2019, we fully drew the remaining amount of the acquisition facility amounting to €2.5 billion to conduct the purchase price payment. The facility has a lifetime of three years and can be flexibly repaid with SAP’s free cash flow or further refinancing transactions on the capital markets.

Qualtrics will be reflected in our Customer Experience segment which we renamed, upon the Qualtrics acquisition to ‘Customer and Experience Management’.